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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

Following is the text of an article which was hyperlinked from the Compaq internal intranet on October 11, 2000:

[The news articles appearing on or linked to this website that relate to or discuss the proposed merger between Compaq and Hewlett-Packard are for informational purposes only. Compaq does not adopt or endorse the content of such articles and makes no representation regarding the accuracy of the information provided therein.]

ComputerWorld / October 10, 2001
USERS, ANALYSTS MORE POSITIVE TO AN HP/COMPAQ MERGER

By MATT HAMBLEN

Reaction to the proposed merger between Hewlett-Packard Co. and Compaq Computer Corp. has slightly improved five weeks after the deal was announced.

That's according to several users interviewed at the Gartner Symposium/ITxpo here, as well as several Gartner analysts who blasted the deal days after the Sept. 3 announcement (see story).

Even the CEOs of the two companies, HP's Carly Fiorina and Compaq's Michael Capellas, acknowledged in keynotes and interviews at Stamford, Conn.-based Gartner Inc.'s annual conference here that the reaction has been overwhelmingly negative and sought to improve the public's view (see story).

One IT manager said today he had an improved impression of the deal and its impact on his business after hearing both CEO keynotes and an improved analyst assessment in a packed session of users.

"My view of this deal is improved mainly by seeing Carly Fiorina," said
Robert O. Graham, chief technical officer at Infocrossing Inc., an outsourcing company in Leonia, N.J., that provides co-location services and expects to be a server customer after the HP/Compaq merger. "She's obviously a leader, and she really understands the factors involved in the business process," he said.

Graham said that his company is an IBM customer today but that he was favorably impressed by the technology and other plans the two companies described for the new entity. "The merger is a high hurdle, but they'll solve it," he said.

Clifford E. DuBord, another IT manager who works at a privately run nuclear power facility in Lycoming, N.Y., for Niagara Mohawk Power Corp., said seeing both CEOs convinced him that "the deal makes good business sense."

But DuBord said that he was a Digital Equipment Corp. customer when DEC was purchased by Compaq and that it took his direct involvement to get attention from Compaq service representatives two years ago. "That's something I'm not interested in having happen again," he said. He is a supervisor of nuclear information management, serving about 1,300 workers at Niagara Mohawk.

Sitting through a session of advice from Gartner analysts, DuBord said afterward that he was convinced he should move his company away from Compaq's Tru64 server platform and over to the HP/UX platform. He said he was still unconvinced that service performance by the new entity would be very good.

Gartner analysts also advised users to extract discounts on either HP or Compaq service contracts until the deal is approved, something DuBord definitely plans to do. "I'm going to put my systems administrator outsourcing contract with Compaq up for bid, for sure," he said. Niagara Mohawk pays $600,000 per year for around-the-clock systems administrator assistance, which can probably be reduced, he added.

Another IT manager, John Turner, a manager for the data warehouse at Nextel Communications Inc. in Herndon, Va., said he found Capellas "much more insightful" about technology than Fiorina. "She kept saying she wasn't going to blow the integration, but how? I didn't get the specifics," he said. Turner and other managers said they enjoyed seeing Capellas dance the mamba with a Gartner analyst on stage, in a literal demonstration of the dancing that his company and HP will have to do.
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Gartner analysts also told one IT manager who is planning to buy 70,000 laptops in the next five years that it would be OK to buy either HP or Compaq machines, since either will be good and will be supported, regardless of what happens with the merger or the separate product lines. The user wasn't identified in a question-and-answer session.

Martin Reynolds, one of the analysts who gave that advice, was highly critical of the deal in early September and said today that users are still "very unsure and uncertain," but he added that the new company "will take care of them, believe me."

Reynolds and analyst Paul McGuckin said the deal will likely be approved, probably in the February to April time frame. Shareholders upset by the proposal have probably already sold their stock, and government approvals are likely, they said.

"We had a strong negative rating on this merger when it was announced and now have ... moved past neutral, and we're probably two inches into positive territory," McGuckin said.


[For more information about the proposed merger with HP, please visit:
[hyperlink to below]]

FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.